Adira Energy Ltd. (Formerly AMG Oil Ltd)
(An Exploration Stage Company)
MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
for the three and six month periods ended March 31, 2010

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira” or the “Company”) for the three and six month periods ended March 31, 2010, which have been prepared on the basis of information available up until May 30, 2010. Management’s Discussion and Analysis should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the 175 day period ended September 30, 2009 and the unaudited interim consolidated financial statements for the six months ended March 31, 2010. The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All monetary amounts are reported in United States dollars unless otherwise noted.

1.1 The effective date for this report is May 31, 2010.

Information on the Company

We are an oil and gas exploration company and from the State of Israel, through our wholly owned subsidiary, Adira Energy Holdings Corp. (“Adira Energy”) and through its wholly owned subsidiary Adira Energy Israel Limited (“AEI”), we have been granted three petroleum licenses consisting of one onshore petroleum license, the “Eitan License No. 356” (“Eitan”) and two offshore licenses being the “Gabriella License No. 378” (“Gabriella”) and “Yitzhak License No. 380” (“Yitzhak”) (collectively the “Offshore Licenses”). Our business plan is to carry out exploration activities on Eitan in order to assess existence of commercially exploitable quantities of natural gas as well as minor evaluation work on each of the Offshore Licenses to establish whether exploration is justified.

We presently do not produce any oil or gas and do not earn any revenues.

1.2 History and Development of the Company

Name

Our legal and commercial name is Adira Energy Ltd.

Principal Office and Corporate Offices

Our principal and corporate office is located at Suite 901, 30 St. Clair Avenue West, Toronto, Ontario, Canada, M4V 3A1. Our telephone number is (416) 250-1955. Our executives’ offices are comprised of approximately 600 square feet and lease cost is $800 per month.

Organizational Structure

We operate:

  in Canada through the Company and through our wholly owned subsidiary Adira Energy Holdings Corp., an Ontario corporation incorporated on April 8, 2009; and
  in Israel, through Adira Energy’s wholly owned subsidiaries, namely:
    Adira Energy Israel Ltd., an Israeli corporation; and
    Adira Energy Israel Services Ltd., an Israeli corporation.

Incorporation and Continuation

We are a Canadian corporation governed under the Canada Business Corporations Act (the “CBCA”).

We were incorporated on February 20, 1997 under the name “Trans New Zealand Oil Company” by filing our Articles of Incorporation with the Secretary of State of Nevada. We changed our name to “AMG Oil Ltd.” on July 27, 1998. Our fiscal year end is September 30.

On November 25, 2008, the Company’s shareholders approved the change of our jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the CBCA by way of continuation. The Company completed the filing of its Articles of Conversion with the Nevada Secretary of State on November 25, 2008, and the Company’s Articles of Continuance were accepted for filing by Industry Canada effective November 27, 2008. The effect of these filings was to transfer the jurisdiction of incorporation of the Company from the State of Nevada to the Canadian federal jurisdiction under the CBCA. Copies of the Articles of Conversion, Articles of Continuance, Certificate of Continuance and By-Laws, are available on demand.

The Company’s common shares remain registered under Section 12(g) of the Exchange Act after completion of the continuation as a result of the operation of Rule 12g-3 of the Exchange Act. The Company’s current trading symbol on the OTCBB is “ADENF”.

Acquisition of Adira Energy Corp.

We completed the acquisition of Adira Energy, a company incorporated in the Province of Ontario, on August 31, 2009. As a result of the completion of this acquisition, we are the owner of all the issued and outstanding shares of Adira Energy and we have ceased to be a “shell company”, as defined in Rule 12b-2 of the Exchange Act. The acquisition was completed by way of a securities exchange agreement dated August 4, 2009 among the Company, Adira and Dennis Bennie, Ilan Diamond and Alan Friedman, as principal shareholders, and concurrent securities exchange agreements among the Company, and each of the minority shareholders of Adira Energy.

Immediately prior the acquisition, Adira completed a private placement (“Private Placement”) of 7,600,000 units (“Units”) at a price of U.S. $0.25 per Unit. Sandfire Securities Inc. acted as lead agent to Adira in connection with the Private Placement. Each Unit was comprised of one common share of Adira and one-half of one share purchase warrant. The common shares and share purchase warrants issued by Adira were exchanged concurrently with the closing of the Acquisition. Each resulting share purchase warrant entitles the holder to purchase one additional common share of the Company at the exercise price of U.S.$ 0.50 per share for a two year period following closing, expiring on August 31, 2011. In connection with the Private Placement, 455,770 compensation warrants were issued to agents which will entitle the holders thereof to purchase an equal amount of common shares of the Company at the exercise price of U.S. $0.25 per common share for a two year period following closing expiring on August 31, 2011.

As consideration for the outstanding common shares of Adira Energy, the Company issued an aggregate of 39,040,001 common shares of the Company, and now has an aggregate of 62,240,001 issued and outstanding common shares. Additionally, 3,334,000 outstanding stock options and 3,845,000 outstanding warrants of Adira were exchanged for options (the “Options”) and warrants of the Company on an equivalent basis.

At the Company’s annual and special meeting of shareholders held on December 17, 2009, the shareholders approved the change of the Company’s name to Adira Energy Ltd.

Reporting Issuer Status under Canadian Securities Laws

On February 1, 2006, the British Columbia Securities Commission granted our application to be designated as a reporting issuer under the Securities Act (British Columbia). Accordingly, we became subject to the continuous disclosure requirements under the securities laws of the Province of British Columbia, Canada.

Capital Expenditures and Divestitures

During the period ended March 31, 2010, the Company did not make any significant capital expenditures. Certain VAT amounts previously paid were recouped by the Company during the period.

Our planned capital expenditures for the next twelve months are summarized under “Plan of Operations”. These anticipated expenditures relate to our drilling exploration program in connection with Eitan and basic evaluation of our Offshore Licenses.

Other than described above, we do not expect any significant purchases of plant and equipment or the hiring of employees within the next twelve months, unless acquired in connection with either the ongoing operation relating to Eitan or the acquisition of a business opportunity which may be identified.

1.3 Business Overview

Adira Energy

Through our wholly owned subsidiary, AEI, we have been granted the following petroleum licenses from the State of Israel:

  Eitan - covering 31,060 acres (125.7 sq.km.) in the Hula Valley located in Northern Israel. The license was issued in December, 2008 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period;
  Gabriella - covering 97,000 acres (392 sq. km.) approx. 10km offshore Israel between Netanya and Ashdod. The license was issued in July, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period; and
  Yitzhak - covering 31,555 acres (127.7 sq.km) approx. 17km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued in October, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period.

All of the licenses are subject to 12.5% royalty payable to the government.

Eitan Petroleum License

Adira Energy was granted Eitan from the State of Israel on December 15th 2008 (the “License”). The original term of the License is three years; however, the term is may be extended for a further four years according to Israeli Petroleum Law, 5712 – 1952 (the “ Petroleum Law ”).

With respect to Eitan over the period, Adira Energy is committed to a work program as follows:

1.	Re-process all the seismic lines and submit a conclusive report within six months from date of grant.
2.	Prepare a report of gas potential within 12 months from date of grant.
3.	Re-enter at least three wells to the shallow and deep layers and examination thereof within 24 months from the date of grant.
4.	Drill and test a new well to the depth of at least 900 meters within 30 months from the date of grant.

The Hula Valley area has experienced some minor shallow gas exploration but with no commercial discovery of any gas field. There are 142 line kilometers of seismic data available for this review.

License Rights

Subject to the provisions of the Petroleum Law, the License confers upon Adira Energy the right:

-	to explore for petroleum in the licensed area;
-	the right to do exploration work outside the licensed area bearing on the petroleum prospects of the licensed area, to such extent and subject to such conditions as the Israeli Petroleum and Mining Commissioner (the “ Commissioner ”) may prescribe;

-	the exclusive right to conduct tests or development drilling in the licensed area and to produce petroleum there from; and
-	the right to obtain a lease after having made a discovery in the licensed area.

Under the Petroleum Law, Adira Energy, as the holder of a petroleum right, is entitled, subject to any other relevant law, to drill and search for water in the area of its petroleum right and to use the water discovered by it either by drilling for water or in any of its other operations and/ or to use any other water situated in the area of its petroleum right to the extent required for its operations, provided that it does not thereby prejudice any person’s right in such water or having the benefit thereof.

License Requirements

The License is subject to the following requirements:

-	Adira Israel shall commence petroleum exploration within four months from the day on which the License is granted and shall continue the same with due diligence as long as the License is in force.
-

Adira Israel shall commence test drilling on the date prescribed therefore in the conditions of the license and not later than two years following the grant of the license and shall continue such drilling with due diligence until he makes a discovery. The interval between the completion of the drilling of one well and the commencement of the drilling of another well shall not exceed four months.

-

Adira Israel shall submit to the Commissioner reports on the petroleum exploration carried out by him. Adira Energy may require that the information supplied in the report shall be kept secret to the extent that it relates to prospects of discovering petroleum. Furthermore, Adira Energy shall at the time of drilling, carry out tests and measurements and take samples and retain samples and forward them to the Commissioner as the Commissioner may demand, having regard to the other tests and measurements carried out by Adira Energy and to the damages which may be caused by complying with the demand.

  Within one month after the expiration of every three months period from the grant of the License onwards, Adira Israel is required to deliver to the Commissioner a report, in duplicate, on the exploration work done by him under the License during the three months, setting out:

    the nature, extent, location and results of the exploration work;
    particulars of the expenditure incurred in respect of the exploration work;
    results and evaluations of the geological, geophysical, engineering and technical work done and the basic data on which those results and evaluations are based;
    data, considerations and causes determining the location of petroleum drillings.

  Adira Energy has submitted the first four quarterly reports.

  As the holder of a petroleum right, Adira Energy shall, not later than fourteen days before commencing the drilling of any test, development or water well or further drilling and work at an old drill hole, notify the Commissioner in writing of his intention to do so and in the case of a new well shall notify the location of the proposed well by means of a spot map certified by a qualified surveyor, the well drilling plan (including the estimated stratigraphic sections and the water-bearing horizons) and the date on which drilling will begin.

  After drilling has commenced, Adira Energy, as the holder of the petroleum right shall, within ten days after the end of each month, report to the Commissioner in writing the depth of the well at the end of the month and the geological horizon to which, according to the holder’s determination then, the well has penetrated.

  Within fifteen days after the completion of a petroleum well, whether as a producing well or a dry hole, and within fifteen days after the completion of any further work at an old drill hole, Adira Energy, as the holder of the petroleum right, shall submit to the Commissioner a completion report showing:

    the depth and the casing and cementing record of the well;
    copies of all drillers’ daily reports, drilling time, sample, electro and other logs kept;
    the results of all well tests, including wellhead and bottom hole pressures obtained;
    all core analyses made and all interpretations thereof made by or for the holder;
    the completion record of the well if it was completed as a producing well; and
    the plugging and abandonment record of the well if it has been abandoned, such record being signed and certified by the person responsible for the plugging.

The report shall be accompanied by samples taken of strata penetrated and analyses of such samples and samples of all fluids entering the well with the depths and geological horizons at which they were found and analyses of all such fluids.

Recommended Exploration Program for Eitan

The target of our exploration activities will be the Esther field which is located within the area covered by the license. The Esther field has identified shallow gas and coal-bed methane (CBM) from the prior drilling of a total of 14 wells. We have determined based on the recommendations of a technical report that we have received to pursue a re-entry program to work-over and test the shallow gas in two to three shallow gas wells. If the testing of the shallow gas is successful, we plan to then design a development program based on the local market demands for the gas. For the coal-bed methane, it is recommended to test the selected shallow coal seams from 445 to 489 meters in the Esther #2 well with a stimulation program (hydraulic fracture treatment using foam or water). If the testing of the coal bed methane (“CBM”) is successful, a development program can be designed in conjunction with the seismic data acquisition program in order to determine the areal extent of the coal-bed deposits in the area.

Plan of Operations for Eitan

The plan of operations and associated cost estimate of the work program is as follows:

•	Acquire 10 to 20 km of 2-D seismic survey, processing and interpretation	$150,000
•	Re-entry, stimulate and test Esther #1 well with TD of 1,293 metres (900 metre section-coal seam)	$225,000
•	Re-entry, stimulate and test Esther #2 well with TD of 525 metres (445 to 489 metres-coal seam with reported shut-in pressure of 600 psig)	$220,000
•	Re-entry, stimulate and test Esther #3A well with TD of 952 metres (this well was recorded as a gas well)	$150,000
•	Drill, complete and test deep CBM well to 950 metres	$660,000
•	Drill, complete and test shallow CBM well to 500 metres	$200,000

Total Estimate		$1,605,000

The current cost estimate includes mobilization and de-mobilization of a drilling/completion rig to the field in Hula Valley.

Rights in Land

The licensed area is situated in the Hula valley in the upper Galilee in Israel and is land owned by the State of Israel. According to the Petroleum Law, where state land is reasonably required by the holder of a petroleum right for a petroleum purpose, he may make a demand from the Israel Lands Authority that the land or any right therein be leased to him on the conditions prescribed by the Petroleum Law and the regulations under the Petroleum Law.

The licensed area forms part of the lands on which kibbutz Neot Mordechai is situated (in terms of a long term lease agreement between the Kibbutz and the Israel Lands Authority). This is the area on which the Company anticipates focusing its work program for the next 18 months. Adira Energy has reached an agreement with the Kibbutz to secure access to the land in question.

Location of Hula Valley in Israel

The Hula Valley basin is located in Northern Israel near the head of the Jordan River Valley. The valley is bordered on the west by the Naftali Mountains, to the east by the Golan Heights, to the north by the Metulla High, and to the south by the Korazim High. The Hula Valley is some 25 km long and 6 km wide providing an area of 150 km2 (37,065 acres) at an elevation of approximately 60 meters to 70 meters above sea level. The subject permit area is 125.7 km2 and it covers roughly half of the valley.

Seismic Data

Adira Energy has reprocessed 142.9 km of seismic data. The seismic surveys were acquired over the potential hydrocarbon traps in the central and southern part of the Hula Valley Basin. The areas include the central valley in the Neot Mordechai (“NMB”) area where the Esther wells were drilled and the southern Agamon Natural Preserve (“ANB”) area where the Notera, Gonen, and Suzie wells were drilled.

Exploration History

The presence of gas was first reported in 1950 while exploring the valley for peat to be used for fuel. Early exploration focused on the lignite stringers. Twenty shallow boreholes were drilled ranging in depths from 72 metres (236 feet) to 175 meters (574 feet). The early exploration also defined three zones or levels: Shallow (surface to 200 meters (656 feet)), Medium (200 metres to 600 metres (656 to 1,968 feet)), and Deep (600 metres to 2,800 metres (1,968 feet to 9,186 feet)). These different levels were explored in four projects as follows:

1.

Notera Project between 1980 and 1982 - Notera-1 well, was drilled in 1980, and reached a depth of 505 metres (1,658 feet). Dry gas was discovered between 476 - 482 metres (1,562 – 1,581 feet) and the well was completed for production. The well was connected to Kibbutz Gonen in October, 1981 and 7 MMcf of gas were sold. Total production including testing and flaring was estimated to be 14.7 MMcf. The well died on September 7, 1982 probably due to the influx of water from what appeared to be a strong water drive confirmed by a constant bottom hole pressure of 674 psig throughout the life of the well. The Notera-2 well, also drilled in 1980, penetrated to a depth of 749 meters (2,457 feet). It discovered gas and the well tested in the interval 120 - 175 meters (394 –574 feet). After a long period of testing, it was considered non- commercial due to the large quantities of formation water produced. In 1981, Notera-3 well was drilled to a total depth of 2,786 metres (9,140 feet) but no gas was found. In 1982, Notera-6 well was drilled to a total depth of 560 meters (1,837 feet) but also found no commercial gas.

2.

Gonen Project in 1983 – 10 shallow wells were drilled based on the well data of Notera 6 because of the multi- stringers of sand between 450 and 550 metres (1,476 and 1,820 feet). None of these wells tested any commercial production rates.

3.	Susie Project from 1985 – 1986 – Three shallow wells of less than 150 metres were drilled in this area. Additional two wells were drilled but no success in finding commercial gas.

4.

ABJAC Operations between 1990 and 2002. Two structural traps were identified resulting in the drilling of the prospect in the Lily 1 well with a total depth of 1,260 metres (4,133 feet) but no commercial gas discovery. The Esther 1 and 2 wells were drilled to a total depth of 1,293 metres (4,244 feet) and 525 meters (1,722 feet) respectively. Both Esther 1 and 2 wells encountered numerous coal seams. Cores were taken to determine reservoir evaluation. Subsequent to the two Esther wells, nine more wells were drilled but no commercial gas discovery but encountered coal seams at various depths.

Exploration Summary

Most of the wells drilled in this area encountered gas. These wells varied in depth from 146 metres (479 feet) in Esther-4 well to the deepest at 2,786 metres (9,140 feet) in Notera-3 well. During the Notera project, all drilled wells were electrically logged with also conducted composite logs. A total of 42 gas exploration wells have been drilled in the Hula Valley. In addition, 20 unlisted lignite test boreholes were drilled to an average depth of 150 metres (~500 feet) and Naphtha drilled three structural boreholes. There were no absolute open flow tests or any extended tests to indicate or support a commercial discovery. However, coal seams have been identified in some of the wells to provide some data for potential coal-bed methane potentials.

Esther Field Gas Prospect

Adira has received a technical report which has identified the Esther field as a gas prospect. A total of 14 wells (1, 2, 3, 3A, 4, 4A, 5, 6, 7, 8, 8A, 11, 12 and 13) were drilled in the field with no commercial gas discovery in all depths. The gas potentials in the Esther field can be divided into three segments according to depths. The shallow depth is around 200 metres (650 feet) between the surface and the top of the Yarda Basalt. The middle depth is the coal beds between 400 and 1,000 metres (1,300 and 3,280 feet). The deep depth is the limestone and fracture basalts from 1,000 to 4,000 metres (3,280 and 13,000 feet). The most prospective is the gas from the coal beds between the 400 and 1,000 metres and will be discussed in the section later. Coal-bed methane (CBM) is seldom commercial below 1,000 metres.

To determine whether there is any potential of the shallow gas and as part of the committed work program, the technical report recommended the re-entry of the two to three shallow wells in the Esther field to test for commercial gas. The re-entry would require cleaning up the formation, stimulation if required and flow test the well for an extended period of time. We plan to undertake this exploration work as part of our plan of operations, as described above under “Plan of Operations”.

Equipment

The Company has completed the purchase and taken possession of a drill rig and associated equipment in order to commence drilling operations on Eitan.

Offshore Petroleum Licenses

With respect to the Offshore Licenses, until October 2010, Adira Energy is required to conduct the following work:

1.	Collect and study the existing geological and geophysical information available.
2.	Reprocess and reinterpret old seismic lines acquired and submit a summary report regarding the potential of each of the licenses.

The Company is currently formulating a work program in order to complete the above required milestones within the required timeline.

Letter of Intent

During September 2009, the Company entered into a Letter of Intent ("LOI") with Brownstone Ventures Inc. ("Brownstone"), a Canadian-based, TSX Venture Exchange listed, energy investment company that holds direct interests in numerous international oil and gas properties. Pursuant to the LOI, Brownstone will have the right to earn a 15% participating interest in any existing or future oil and gas blocks acquired by the Company in offshore Israel for a three year period commencing July 15, 2009 (the "Term") and shall contribute 15% of all costs associated with such projects, in addition to its expertise and industry experience. This right applies to the Offshore Licenses. The LOI also provides that Brownstone and the Company (the "Parties") will work towards an agreement under which both Parties are entitled to participate in certain new Israeli offshore oil and gas exploration and development blocks that the other party may become involved in. The terms of the LOI are subject to Israel governmental regulation, including approval from the Israel Petroleum Commissioner.

Gabriella Offshore License

In January 2010 the Company’s wholly owned subsidiary Adira Energy Israel Ltd. (“Adira Israel”) signed an agreement with Modiin Energy Limited Partnership (“MELP”) and Modiin Energy General Partners (“MEGP”) (collectively “Modiin”) to facilitate the full initial funding of Adira’s Gabriella offshore license. The agreement will enable MELP to farm in to 70% (of 100%) (the “Modiin Earn-In Rights”) of certain rights of participation in the Company’s Gabriella License. The material terms of the agreement include the following:

1.	An agreed and approved work plan on the Gabriella License, together with a budget of US$8 million (the “Approved Work Budget”) as well as an expected implementation timeline.
2.

In addition to financing its part of the Approved Work Budget, Modiin will finance Adira’s share of the Approved Work Budget up to US$ 1.2 million. The agreement provides that in the event that Modiin does not meet its funding commitments, as stated above, it will return the Modiin Earn-In Rights without any compensation or any other claim against Adira.

3.

MELP and MEGP will pay Adira a combined royalty of 4.5% on the total wellhead revenue of the rights in oil and / or gas and / or other valuable materials produced up until such time as costs are recovered. Once costs are recovered this combined royalty will increase to 10.5%.

4.	Commencing on the 1st of February 2010, and for a period of two years thereafter, Modiin will pay Adira a monthly fee in respect of advisory services provided by Adira in connection with the license.
5.

MEGP will pay Adira 3.75% (half) of the 7.5% operator fee which MEGP is entitled to receive from MELP in terms of the management agreement between the two. This payment is for a period of 24 months. Following the initial 24 month period Adira will be entitled to receive 4.25% of the operator fee MEPG is entitled to receive from MELP.

6.

Adira has an option to reacquire 15% of the Modiin Earn-In Rights (the "Back-In Option") back from MELP at cost. Cost is defined as cumulative expenditure on the exploration program as at date of exercise of the Back-In Option. The Back-In Option can be exercised during the period commencing on the date hereof and ending on the date which is 6 months from the earlier to occur of a discovery (as defined in the Israel Petroleum law of 1952) or until the license period ends.

8.	The agreement includes provisions regarding the right of refusal and tag along clauses.
9.

As part of the agreement, the general partner of MEGP has committed to invest a total of US$ 300,000 for the purchase by way of a private placement of 600,000 Subscription Receipts to purchase shares of Adira Energy Ltd (the "Subscription Receipts") at a price of US$ 0.50 each. The Subscription Receipts will be exchanged automatically without any further consideration for 600,000 common shares in the capital of Adira (“Common Shares”) on the date upon which the Common Shares will be listed for trading on a recognized stock exchange in Canada.

The agreement is subject to certain conditions and upon certain approvals being obtained

1. 4 Selected Financial Information

Financial Condition

	Three Month	Six Month
	Period ended	Period ended
	March 31, 2010	March 31, 2010
Net loss and comprehensive loss for the period	$(604,763)	$(980,552)
Basic and diluted loss per share	$0.01	$0.02
Cash used for operating activities	$(476,305)	(824,367)
Cash from investing activities	$(29,437)	8,229
Decrease in cash in period	$(505,742)	(816,138)
Shareholders’ equity	$1,788,277	2,629,328

	March 31, 2010	March 31, 2010
Assets
Current Assets
Cash and cash equivalents	$1,538,490	$2,354,628
Amounts receivable	127,482	9,437
Prepaid expenses	7,948	12,978
	1,673,920	2,377,043

Equipment	351,805	372,600
Oil and Gas Licenses	8,966	6,662
	$2,034,691	$2,756,305

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$246,414	$126,977
	$246,414	$126,977

Shareholders’ Equity
Share Capital	3,478,894	3,478,894
Contributed Surplus	658,562	519,061
Accumulated Deficit	(2,349,179)	(1,368,627)
Total Shareholders’ Equity	1,788,277	2,629,328
Total liabilities and Shareholders’ Equity	$2,034,691	$2,756,305

1.5 Results of Operations

Revenues
The Company is in the process of exploring its oil and gas properties and has not determined whether these properties contain economically recoverable reserves. The Company has not earned any revenues from its oil and gas properties and is considered to be in the exploration stage.

Expenses
Analysis of Expenses

During the period ended March 31, 2010 the major categories of expense are:

	Three month period		Six month period ended
	ended March 31,		March 31,
	2010		2010
		% of		% of
	$	Total	$	Total
Consulting fees	95,937	14%	243,982	22%
Professional fees	209,810	30%	229,893	22%
Share based payments	139,500	20%	139,500	13%
Technical consulting	39,464	6%	113,110	10%
Travel and entertainment	90,337	13%	106,760	10%
Exploration expenses	12,649	2%	70,435	6%
Salaries and benefits	36,824	5%	69,031	6%
Office and general	35,918	5%	57,231	5%
Public company costs	14,305	2%	35,615	3%
Amortization	1,963	1%	10,263	1%
Marketing expenses	6,068	1%	8,487	1%
Foreign exchange	3,013	1%	3,029	1%
Total expenses	685,788	100%	1,087,336	100%

Share based payments
The Company has 4 categories of stock options that have different vesting periods.

1)	Type A Stock options vest over 2 years, with 12.5% vesting each quarter.
2)	Type B Stock options vest 8.5% at the end of each quarter and 8% at the end of each quarter thereafter.
3)	Type C Stock options vest over 4 years, with 6.25% vesting at the end of each quarter
4)

Type D Stock options vest at 12.5% each quarter and the initial amount vests on the business day immediately on which each of the Optionees is elected or appointed as a director of the Corporation. In event they are not elected as a director, all options granted shall expire immediately.

Stock options granted are expensed as share-based payments. The Company uses the Black-Scholes option pricing model to value stock options granted. The model requires management to make assumptions, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following assumptions were used for the options granted January 27, 2010:

Risk-free interest rate	2.46%
Expected life	5 years
Expected stock price volatility	175%
Expected dividend yield	0.00%

Consulting fees
Consulting fees include amounts paid for corporate management services. Consulting fees for the six month period ended March 31, 2010 include $124,000 in consulting fees paid to individuals that are Directors and Officers of the Company or to private companies that are controlled by Directors and Officers of the Company ($83,500 for the three month period ended December 31, 2009).

Professional fees
Included in professional fees are audit and tax advisory fees and legal fees in connection with the business combination of Adira Energy Corp (and its subsidiary companies) and Adira Energy Ltd.

Technical consulting

Technical consulting charges include $110,960 in technical consulting fees paid to a company of which a Director is the President and Chief Operating Officer and to an Officer of the Company. These expenses relate to the Company’s exploration activities. ($40,600 for the three month period ended December 31, 2009).

Office and general expenses
Includes expenses incurred for stationary, entertainment and office supplies.

1.6 Summary of Quarterly Results

	QTR	QTR	QTR	QTR
	2	1	4	3
	2010	2009	2009	2008
Net Loss	(604,763)	$(375,789)	$(431,169)	$(937,458)

1.7 Liquidity
The Company, being an exploration stage company, has no revenues or any anticipated revenues in the near future and therefore relies on the issuance of equity or other financing mechanisms to generate the funds required to further develop its projects and cover its operating costs.

1.8 Stock-Options
The Company has a stock option plan whereby options may be granted to eligible directors, officers and employees, provided that the number of shares issued under the plan does not exceed 10% of issued and outstanding common shares of the Company. Stock options may be issued at a term and exercise price to be determined by the company’s board of directors provided that the exercise price is no less than the market price at the date of the grant.

No options expired or were issued during the period.

1.9 Off-Balance Sheet arrangements
There are no off-balance sheet arrangements as at March 31, 2010.

1.10 Related Party Transactions
During the period ended March 31, 2010, the Company incurred the following with related parties:

  $124,000 in consulting fees to individuals that are directors and officers of the Company or to private companies which are controlled by a director or officer of the Company (three month period ended December 31, 2009 $83,500);

  $110,960 in technical consulting fees to officers of the Company or corporations controlled by an officer (three month period ended December 31, 2009 $40,600).

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.11 Critical Accounting Estimates
Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value of its licenses as well as the value of stock based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

1.12 Changes in Accounting Policies
The Company has not changed its accounting policies during the period ended December 31, 2009.

1.13 Financial Instruments
The Company has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. The Company’s financial instruments consist of cash, GST receivable and trade payables. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant risk arising from the financial instruments. The fair value of these financial instruments approximates their fair value because of the short-term maturities of these items.

1.14 Disclosure of Outstanding Share Data
The following is for disclosure of information relating to the outstanding securities of the Company as at May 30, 2010.

Common shares issued and outstanding

	Shares	Amount
Balance	62,640,001	$3,478,894

1.15 Risks
The Company’s business is subject to a variety of risks and uncertainties. The exploration and development of mineral properties entails significant financial risk. Significant expenditures are required to assess a property and its mineralization.

1.16 Disclosure Control and Procedures
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for certifying certain matters relating to the Company’s disclosure controls and procedures that have been established to provide reasonable assurance that material information used internally and disclosed externally is reliable and timely. The Chief Executive Officer and the Chief Financial Officer have designed and evaluated the Company’s disclosure controls and procedures and have concluded that the disclosure controls and procedures provide these assurances.

Adoption of New Accounting Standards

Future accounting changes

Adoption of International Financial Reporting Standards

January 1, 2011 has been confirmed by the Canadian Accounting Standards Board as the date that International Financial Reporting Standards (‘‘IFRS’’) will replace Canadian GAAP as the financial reporting framework for publicly accountable enterprises. The Company will report under IFRS for interim and annual periods beginning January 1, 2011. Comparative information for 2010 will be restated to comply with IFRS reporting requirements.

The Company has initiated an assessment of those components of its operations that are likely to be impacted as a result of the adoption of IFRS to replace Canadian GAAP. The Company’s approach to implementation of IFRS reporting is to identify those components of its financial statements that are likely to be impacted by the adoption of IFRS reporting, assess the extent of such impact, determine a process to implement the change to IFRS reporting and determine the restatement of comparative figures required as a result of the implementation of certain IFRS reporting standards.

While the adoption of IFRS will not change the actual cash flows of the Company, it will result in changes to its reported financial position and results of operations, which could materially impact the Company’s reported financial position and results of operations.

The Company has initiated its planning for the transition to IFRS. It has initiated the preparation of technical papers which deal with IFRS 1 – First Time Adoption of IFRS, IFRS 2 – Share-based Payments, Additional technical papers will be prepared on an ongoing basis. The Company has will develop a plan that addresses the changes in accounting policy, restatement of comparative periods, internal control over financial reporting, review of existing systems and other related business matters required for a successful transition to IFRS reporting. During 2010, the Company plans to complete a draft of the 2010 opening balance sheet. Management of the Company believes it can effect an efficient transition to IFRS reporting standards.

1.17 Internal Control over Financial Reporting
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for certifying that appropriate internal controls over financial reporting have been designed which provide reasonable assurance of the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Chief Executive Officer and the Chief Financial Officer have evaluated the design of the Company’s internal controls over financial reporting as of the end of the period covered by the annual filings and have concluded that the design is sufficient to provide such reasonable assurance.

1.18 Price Volatility
Any future earnings will be directly related to the price of oil and gas. Such prices have fluctuated over time and are affected by numerous factors beyond the control of the Company.

1.19 Environment
Operations, development and exploration projects could potentially be affected by environmental laws and regulations. The environmental standards continue to change and the trend is to a longer, more complex process. Although the Company continuously reviews environmental matters and undertakes to comply with changes as expeditiously as possible, there is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s financial condition, liquidity and results of operation. While certain environmental issues have been assessed and strategies based on best practices adopted, there can be no assurance that unforeseen events will not occur which could have a material adverse effect on the viability of the Company’s business and affairs.

1.20 Government Regulations
The Company’s operations are subject to significant regulation and laws which control not only the exploration and mining of mineral properties but also the possible effects of such activities upon the environment. Changes in current legislation or future legislation could result in additional expenses, restrictions and delays.

1.21 Key Personnel
The Company’s future success is dependent in large part upon the continued services of certain key personnel. Failure to retain such personnel or failure to attract qualified management in the future, could adversely affect the Company’s ability to manage its operations.

Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Conditions and Results of Operations contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira Energy Ltd. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.